Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2008	2007

Earnings:

Income before income taxes	$2,389	$2,134

Add:
Interest and other fixed charges, excluding capitalized interest	396	385

Reasonable approximation of portion of rent under long-term operating leases
representative of an interest factor	207	211

Distributed income of investees accounted for under the equity method	4	3

Amortization of capitalized interest	3	2

Less: Equity in earnings of investments accounted for
under the equity method	15	15

Total earnings available for fixed charges	$2,984	$2,720

Fixed charges:

Interest and fixed charges	$409	$397

Reasonable approximation of portion of rent under long-term operating leases
representative of an interest factor	207	211

Total fixed charges	$616	$608

Ratio of earnings to fixed charges	4.84x	4.47x

E-2

Form 10-Q